SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                               PULSE BANCORP, INC.
                               -------------------
                                (Name of issuer)


                     Common Stock $1.00 Par Value Per Share
           ----------------------------------------------------------
                         (Title of class of securities)


                                   745860106
                     --------------------------------------
                                 (CUSIP Number)


                               Richard Fisch, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 5, 1997
                     ---------------------------------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with this Statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                                  (Page 1 of 7)

-----------------------------------------------------                          --------------------------------------------------

CUSIP No.  745860106                                             13D             Page 2 of 7 Pages
-----------------------------------------------------                          --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         George T. Hornyak, Jr.

-----------------------------------------------------------------------------------------------------------------------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|

-----------------------------------------------------------------------------------------------------------------------------------
           3             SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
           4             SOURCE OF FUNDS

                                          PF
-----------------------------------------------------------------------------------------------------------------------------------
           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                                            |_|

-----------------------------------------------------------------------------------------------------------------------------------
           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

-----------------------------------------------------------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                   92,248
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH

                       ------------------------------------------------------------------------------------------------------------
                               8          SHARED VOTING POWER
                                                                 109,800
                       ------------------------------------------------------------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                                  92,248
                       ------------------------------------------------------------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                                 109,800
-----------------------------------------------------------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  202,048
-----------------------------------------------------------------------------------------------------------------------------------
          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                                   |_|

-----------------------------------------------------------------------------------------------------------------------------------
          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         6.4%

-----------------------------------------------------------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON
                         IN

-----------------------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Pulse Bancorp, Inc. (the "Issuer"), the executive office of which is located at 6 Jackson Street, South River, New Jersey 08882.

Item 2.  Identity and Background
--------------------------------

         The name and business address of the person filing this Statement is George T. Hornyak, Jr., 6 Jackson Street, South River, New Jersey 08882. Mr. Hornyak is the President, Chief Executive Officer and a Director of the Issuer. During the last five years, Mr. Hornyak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Hornyak is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other  Consideration
----------------------------------------------------------

         Mr. Hornyak may be deemed to beneficially own the following shares of common stock: (1) 25,000 shares of common stock (as adjusted for a 2 for 1 stock split in December 1987 and another 2 for 1 stock split in December 1993) directly owned by him for a total purchase price of approximately $100,000, all of which shares were acquired with personal funds. Such shares were acquired on September 18, 1986, the date of completion of the conversion of Pulse Savings Bank, the Issuer's wholly owned savings bank subsidiary (the "Bank"), to the stock form of organization ("Conversion"); (2) 10,000 shares of common stock held in the Pulse Savings Bank

Defined Contribution Pension Plan (the "Pension Plan"), over which Mr. Hornyak, as a Trustee, shares voting and dispositive power with two other trustees; (3) 86,448 shares of common stock that may be acquired by the exercise of options granted to Mr. Hornyak under the Issuer's 1986 Stock Option and Incentive Plan and the 1993 Stock Option and Incentive Plan (the "Plans), including the grant of additional options as of November 26, 1996, and 7,324 options that are now first exercisable; and (4) 80,600 shares of common stock that Mr. Hornyak purchased in the market or through the exercise of stock options during approximately the past 10 years at prices ranging from $4.00 per share to $8.625 per share (adjusted for stock splits). These 80,600 shares were purchased with personal funds or are owned through brokerage margin accounts with Smith Barney and Brown & Company.

Item 4. Purpose of Transaction
------------------------------

         No change from report previously filed. All of the shares reported on this Schedule 13D as beneficially owned by Mr. Hornyak were acquired for investment. Mr. Hornyak may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Hornyak, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than in the performance of his duties as a Director and an executive officer of the Issuer, Mr. Hornyak has no current plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         Mr. Hornyak may be deemed to own beneficially an aggregate of 202,048 shares of common stock, constituting 6.4% of the number of shares of common stock outstanding on the date hereof (adjusted for the issuance of shares to cover the exercise of stock options that may be deemed to be beneficially owned by Mr. Hornyak). Such amount includes 5,800 shares Mr. Hornyak owns directly, with sole voting and investment power, and 97,200 shares owned jointly with Mr. Hornyak's wife, with whom he may be deemed to have shared voting and investment power. Such amount also includes 2,600 shares owned by Mr. Hornyak's wife, which is invested in an IRA account. Such amount also includes 10,000 shares owned by the Pension Plan for which Mr. Hornyak, as a trustee, shares voting and dispositive power with two other trustees, Mr. Benjamin S. Konopacki and Mr. Edwin A. Roginski. This amount also includes options granted to Mr. Hornyak under the Plans to purchase 86,448 shares of common stock which are presently exercisable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
----------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 6, 1997                         /s/ George T.Hornyak, Jr.
         ---------------                         -------------------------------
                                                 George T. Hornyak, Jr.